UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 21, 2022

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces FDA Clearance of IND Application for LB2102 in Extensive Stage Small Cell Lung Cancer

On November 21, 2022, Legend Biotech Corporation (the “Company”) announced that the U.S. Food and Drug Administration (FDA) has cleared the Company’s Investigational New Drug (IND) application to proceed with the clinical development of LB2102, an investigational, autologous chimeric antigen receptor T-cell (CAR-T) therapy for the treatment of adult patients with extensive stage small cell lung cancer (SCLC).

On November 21, 2022, the Company issued a press release relating to the foregoing, which is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-257625 and 333-257609) and the Company’s Registration Statement on Form S-8 (Registration No. 333-239478).

EXHIBIT INDEX

Exhibit	Title
99.1	Press Release, dated November 21, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: November 21, 2022	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer